

June 29, 2010

Jon R. Bauer
RCP TenderCo LLC, et al.
c/o Contrarian Capital Management, LLC
411 West Putnam Avenue, Suite 425
Greenwich, CT 06830

> **Re: Refco Public Commodity Pool, LP**
> **Schedule TO-T Filed on June 21, 2010**
> **Filed by RCP TenderCo LLC, Contrarian Funds, LLC, Contrarian Capital**
> **Management, LLC, and Jon R. Bauer**
> **File No. 005-85521**

Dear Mr. Bauer:

    We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

Summary Term Sheet, page 1

1.   Include a discussion of the risks of the offer presented clearly and in bullet point format. The risk factors should disclose any valuations (e.g., net asset value or any other measures of valuation per unit) that are higher than the offer price. See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Exchange Act Release No. 43069 (July 31, 2000). This is particularly important in the context of this offer, where the partnership is not filing current periodic reports and where no trading market for the units exists.

Acceptance for Payment and Payment for Units, page 7

2.   We note your statement on page 7 that you reserve the right to transfer or assign the right to purchase units in the offer. Please confirm your understanding that any entity to which you assign the right to purchase units in the offer must be included as a bidder in the offer. Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Certain Information Concerning the Partnership, page 10

3.   We note your statement on page 11 that the information concerning the partnership in the offering document has been taken from or based upon publicly available documents on file with the SEC and documents filed by the liquidating trustee in the Delaware case, and is qualified in its entirety by reference thereto. While you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

Source and Amount of Funds, page 12

4.   We note your disclosure that the offer is not conditioned upon obtaining or funding of any financing arrangements. We also note your disclosure that you will obtain funds from Contrarian Funds, LLC, your sole member and manager, to purchase all units tendered. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

5.   Your disclosure that you will "obtain funds" from Contrarian Funds, LLC suggests that you could borrow funds from Contrarian Funds, LLC for purposes of the offer. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A may be required. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. In addition, please note that if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit. See Item 1016(b) of Regulation M-A.

Background of the Offer; Past Contacts or Negotiations with the Partnership, page 13

6.   We note your disclosure that affiliates of the Contrarian Parties are the owners of several different types of claims against the SPhinX Managed Futures Fund and its affiliates. Please describe the claims in more detail.

7.   Please discuss why an affiliate has applied to become a representative party in the liquidation proceedings of SPhinX Managed Futures Fund and certain of its affiliates in the Grand Court of the Cayman Islands. In addition, describe the particular creditor

constituency that the affiliate seeks to represent and any conflicts of interest that may arise between the affiliate and the remaining holders of units, should the affiliate be successful in its attempt to become a representative party.

8.   We note your disclosure that certain information with respect to the liquidation proceedings of SPhinX Managed Futures Fund and its affiliates in the Grand Court of the Cayman Islands is available at www.sphinxfunds.com. Please ensure that you have provided a materially complete description of the liquidation proceedings.

9.   In the second to last paragraph in this section, you disclose that representatives of the Contrarian Parties had communications with representatives of the Liquidating Trustee concerning the interest of the Contrarian Parties in purchasing units. Provide more details about these discussions, including when they occurred, and the number of units sought to be purchased and price or price range discussed.

Dividends and Distributions, page 13

10.   Your disclosure on page 14 states that the offer price may be reduced to the extent of any cash dividend or distribution with respect to the units paid in cash prior to your acceptance of units for purchase in the offer. Please note that if you reduce the offer consideration by the amount of any dividend or distribution declared by the company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react. See Exchange Act Rules 14d-4(d) and 14e-1(b). Please confirm your understanding.

Conditions of the Offer, page 14

11.   We note your disclosure on page 16 that a waiver of any of the material conditions of the Offer will be followed as "promptly as practicable" by a public announcement thereof. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d).

12.   Please refer to the penultimate paragraph of this section, which discusses your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you indicate, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer; please note that you also may need to re-circulate new disclosure to security holders. In addition, you may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

13.   The disclosure in the penultimate sentence of the penultimate paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at "any time or

from time to time." Please revise this statement to indicate that offer conditions may only be asserted as of expiration of the offer as opposed to "at any time." That is, the triggering event must occur on or before expiration of the offer, and not after that time.

14.   In the same paragraph, you state that you may assert a condition in your "sole discretion," even where your own action or omission gives rise to the existence of the condition. While you qualify this language somewhat later in the same sentence, we do not believe that it is clear that: (i) judging whether an offer condition has been triggered must be within your reasonable judgment to avoid an illusory offer, and (ii) an offer condition that can be triggered by your own action or omission similarly renders the offer illusory. Please revise.

Miscellaneous, page 17

15.   We note the disclosure that in the event you determine that you are not legally able to make the offer in a particular jurisdiction, you reserve the right to withdraw the offer in that particular jurisdiction. Exchange Act Rule 14d-10(a)(1) requires that all holders of units be permitted to participate in the offer. This includes holders of units located in jurisdictions outside the United States. Although Exchange Act Rule 14d-10(b)(2) permits you to exclude holders of units in a U.S. state where the bidder is prohibited from making the offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding holders of units not encompassed within Rule 14d-1(b)(2).

Cautionary Note Regarding Forward-Looking Statements, page 17

16.   The last paragraph of this section states that you "undertake no obligation to update the forward-looking statements contained in this Offer to Purchase or the related Letter of Transmittal or to update the reasons why actual results could differ from those discussed in such forward-looking statements." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. Please revise this disclosure and refrain from including such language in future press releases and filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 715-8280
        Abbe L. Dienstag, Esq.
        Kramer Levin Naftalis & Frankel LLP